Exhibit 12.1

HUGHES SATELLITE SYSTEMS CORPORATION

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	For the Years			For the Nine Months
	Ended December 31,			Ended September 30,
	2010	2009	2008	2011	2010
Earnings:
Income (loss) before income taxes	$67,244	$(3,224)	$(271,939)	$(9,658)	$48,366
Equity in earnings of affiliates	(196)	—	—	(1,500)	—
Interest expense, net of amounts capitalized	23,640	23,567	30,836	50,904	19,527
Amortization of capitalized interest (estimate)	3,719	5,407	5,375	2,788	2,788
Interest component of rent expense (1)	1,051	120	376	794	578
Earnings before fixed charges	$95,458	$25,870	$(235,352)	$43,328	$71,259
Fixed Charges:
Interest expense, net of amounts capitalized	23,640	23,567	30,836	50,904	19,527
Capitalized interest	17,996	8,197	716	27,638	12,126
Interest component of rent expense (1)	1,051	120	376	794	578
Total fixed charges	$42,687	$31,884	$31,928	$79,336	$32,231
Ratio of earnings to fixed charges (2)	2.24x	—	—	—	2.21x
Deficiency of earnings to fixed charges (2)		$(6,014)	$(267,280)	$(36,008)	—

(1)    The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes and capital lease obligations during each respective period.  The rates applied are approximately 9% for the years ended December 31, 2008 through December 31, 2010 and for the nine months ended September 30, 2010 and 2011.

(2)    For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges. Fixed charges consist of interest incurred on all indebtedness, including capitalized interest and the imputed interest component of rental expense under noncancelable operating leases.